EXHIBIT 99.1

Equinor to participate in Ørsted Rights Issue

Equinor (OSE, NYSE: EQNR) has assessed the proposal put forward by the Board of Directors of Ørsted A/S on 11 August 2025 for a Rights Issue with pre-emptive rights for existing shareholders (the “Rights Issue”).

Following dialogue with Ørsted, Equinor has decided to support the proposal to strengthen Ørsted’s balance sheet in response to the current industry challenges.

As a long-term industrial shareholder, Equinor intends to participate in the Rights Issue and maintain its 10% ownership share in Ørsted. Ahead of the next annual general meeting, Equinor will also nominate a candidate to Ørsted’s board of directors.

Equinor’s support of the Rights Issue reflects confidence in Ørsted’s underlying business, and the competitiveness of offshore wind in the future energy mix, in selected geographies.

In response to the challenges facing offshore wind, the industry will see consolidation and new business models. Equinor believes that a closer industrial and strategic collaboration between Ørsted and Equinor can create value for all shareholders in both companies.

Equinor is following recent developments around the offshore wind industry in the US closely and will remain in dialogue with Ørsted as the situation evolves.

Subject to the final terms of the Rights Issue, Equinor will subscribe for new shares at a consideration of up to DKK 6 billion, or around USD 939 million, based on a USD/DKK exchange rate of 6.39.

Equinor will participate in the Rights Issue within its communicated financial framework and remains committed to delivering competitive capital distribution.

Equinor’s offshore wind portfolio consists of 0.4 GW net installed capacity, and a further 3.0 GW under development. The current focus is on completing the ongoing development projects in North-West Europe and Empire Wind 1 in the US.

Further information from:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act